Filed pursuant to Rule 424(b)(2)
Registration No. 333-229494 and 333-229494-01

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Senior Callable Floating Rate Notes due August 31, 2041 Based on the Leveraged Difference Between USD 30CMS and 2CMS Rates	$1,089,000	$118.81

(1) Calculated pursuant to Rule 457(r) under the Securities Act of 1933, as amended.

PRICING SUPPLEMENT
(to Prospectus dated February 1, 2019)

$1,089,000
Jefferies Group LLC
Senior Callable Floating Rate Notes due August 31, 2041
Based on the Leveraged Difference Between USD 30CMS and 2CMS Rates

We have the right to redeem the Notes, in whole or in part, on each Optional Redemption Date. Subject to our redemption right, as further described below, interest will accrue and be payable quarterly, in arrears, from the Original Issue Date to, but excluding, the stated maturity date (August 31, 2041), at a variable rate per annum equal to (i) the Leverage Factor times (ii) the difference, if any, between the 30-Year U.S. Dollar Constant Maturity Swap Rate (“30CMS”) and the 2-Year U.S. Dollar Constant Maturity Swap Rate (“2CMS”) minus the Spread, subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 10.00% per annum.

SUMMARY OF TERMS
Issuers:	Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly owned subsidiary.
Title of the Notes:	Senior Callable Floating Rate Notes due August 31, 2041 based on the Leveraged Difference Between USD 30CMS and 2CMS Rates
Aggregate Principal Amount:	$1,089,000. We may increase the Aggregate Principal Amount prior to the Original Issue Date but are not required to do so.
Issue Price:
At variable prices. The Notes were offered at a price equal to 100% of the Stated Principal Amount per Note until the initial pricing date, which was August 27, 2021. Thereafter, the Notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices, subject to a maximum price of 100% of the Stated Principal Amount per Note.

Stated Principal Amount	$1,000 per note
Pricing Date:	August 27, 2021
Original Issue Date:	August 31, 2021 (2 Business Days after the Pricing Date)
Maturity Date:	August 31, 2041, subject to our redemption right.
Interest Accrual Date:	August 31, 2021
Payment at Maturity	The Payment at Maturity per Note will be the Stated Principal Amount plus accrued and unpaid interest, if any.
CMS Reference Index
30CMS minus 2CMS, expressed as a percentage. Please see “The Notes” below. 30CMS and 2CMS are based on hypothetical interest rate swaps referencing 3-month USD LIBOR. LIBOR is being modified, see "Risk Factors" on page PS-6 of the pricing supplement.

Interest Rate

From and including the Original Issue Date to, but excluding, August 31, 2041: a variable rate per annum equal to (i) the Leverage Factor times (ii) the CMS Reference Index minus the Spread, subject to the Minimum Interest Rate and the Maximum Interest Rate.

For the purposes of determining the level of the CMS Reference Index applicable to an Interest Payment Period, the level of the CMS Reference Index will be determined two (2) U.S. Government Securities Business Days prior to the related Interest Reset Date at the start of such Interest Payment Period (each, a “CMS Reference Determination Date”).

Interest for each Interest Payment Period is subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 10.00% per annum. It is possible that you could receive little or no interest on the Notes.

Redemption:
We will have the right to redeem the Notes, in whole or in part, on each Optional Redemption Date and pay to you 100% of the stated principal amount per Note plus accrued and unpaid interest to, but excluding, such Optional Redemption Date. If we elect to redeem the Notes, we will give you notice at least 5 Business Days before the date of such redemption.

Optional Redemption Dates:	The 31st day of each August, beginning on August 31, 2022 and ending on August 31, 2040
Leverage Factor	6
CMS Reference Determination Date	Two (2) U.S. Government Securities Business Days prior to the related Interest Reset Date at the start of the applicable Interest Payment Period
Interest Payment Period:
Quarterly (from and including the last day of each February, May, August and November to, but excluding, the last day of the month occurring three months following such month, beginning August 31, 2021)

Interest Payment Dates	The last day of each February, May, August and November, beginning November 30, 2021.
Interest Payment Period End Dates	Unadjusted
Interest Reset Dates	The last day of each February, May, August and November, beginning August 31, 2021; provided that such Interest Reset Dates shall not be adjusted for non-Business Days.
Minimum Interest Rate	0.00% per annum.
Maximum Interest Rate	10.00% per annum.
Spread	0.25%
Day-count Convention:	30/360 (ISDA). Please see “The Notes” below.
Specified Currency:	U.S. dollars
CUSIP/ISIN:	47233JGK8 / US47233JGK88
Book-entry or Certificated Note:	Book-entry
Business Day:
New York. If any Interest Payment Date, any Optional Redemption Date or the Maturity Date occurs on a day that is not a Business Day, any payment owed on such date will be postponed as described in “The Notes” below.

Agent:	Jefferies LLC, a wholly-owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc. See “Supplemental Plan of Distribution.”
Calculation Agent:	Jefferies Financial Services Inc., a wholly owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc.
Trustee:	The Bank of New York Mellon
Estimated value on the Pricing Date	$839.08 per Note. Please see “The Notes” below.
Use of Proceeds:	General corporate purposes
Listing:	None
Conflict of Interest:
Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the notes being offered hereby. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interest and will be conducted in accordance with the requirements of Rule 5121. See “Conflict of Interest.”

The Notes will be our senior unsecured obligations and will rank equally with our other senior unsecured indebtedness.
Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-6 of this pricing supplement.

	PER NOTE	TOTAL
Public Offering Price	At variable prices	At variable prices
Underwriting Discounts and Commissions	$30	$32,670
Proceeds to Jefferies Group LLC (Before Expenses)	$970	$1,056,330

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus or either prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
We will deliver the Notes in book-entry form only through The Depository Trust Company on or about August 31, 2021 against payment in immediately available funds.
Jefferies
Pricing supplement dated August 27, 2021.
You should read this document together with the related prospectus and prospectus supplement, each of which can be accessed via the hyperlinks below, before you decide to invest.
Prospectus supplement dated February 1, 2019	Prospectus dated February 1, 2019

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this pricing supplement or the accompanying prospectus or prospectus supplement is accurate as of any date later than the date on the front of this pricing supplement.

PS-i

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
This pricing supplement and the accompanying product supplement, prospectus and prospectus supplement contain or incorporate by reference “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not statements of historical fact and represent only our belief as of the date such statements are made. There are a variety of factors, many of which are beyond our control, which affect our operations, performance, business strategy and results and could cause actual reported results and performance to differ materially from the performance and expectations expressed in these forward-looking statements. These factors include, but are not limited to, financial market volatility, actions and initiatives by current and future competitors, general economic conditions, controls and procedures relating to the close of the quarter, the effects of current, pending and future legislation or rulemaking by regulatory or self-regulatory bodies, regulatory actions, and the other risks and uncertainties that are outlined in our Annual Report on Form 10-K for the fiscal year ended November 30, 2020 filed with the U.S. Securities and Exchange Commission, or the SEC, on January 29, 2021 (the “Annual Report on Form 10-K”) and in our Quarterly Reports on Form 10-Q for the quarterly periods ended February 28, 2021 and May 31, 2021 filed with the SEC on April 8, 2021 and July 9, 2021, respectively. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date of the forward-looking statements.

PS-ii

THE NOTES
The Notes are joint and several obligations of Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly- owned subsidiary. The Aggregate Principal Amount of the Notes is $1,089,000. The Notes will mature on August 31, 2041. From and including the Original Issue Date to, but excluding, the Maturity Date, the Notes will bear interest at a per annum floating rate equal to (i) the Leverage Factor times (ii) the CMS Reference Index minus the Spread, subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 10.00% per annum. The interest rate will be reset quarterly on the Interest Reset Dates set forth in the “Summary of Terms” on the cover page of this pricing supplement. Interest on the Notes will be payable on a quarterly basis on the Interest Payment Dates set forth in the “Summary of Terms” on the cover page of this pricing supplement. We describe the basic features of these Notes in the sections of the accompanying prospectus called “Description of Securities We May Offer—Debt Securities” and the prospectus supplement called “Description of Notes”, subject to and as modified by any provisions described below and in the “Summary of Terms” on the cover page of this pricing supplement. All payments on the Notes are subject to our credit risk.

If any Interest Payment Date, any Optional Redemption Date or the Maturity Date occurs on a day that is not a Business Day, then the payment owed on such date will be postponed until the next succeeding Business Day. No additional interest will accrue on the Notes as a result of such postponement, and no adjustment will be made to the length of the relevant Interest Payment Period.
“30CMS” means the 30-Year U.S. Dollar Constant Maturity Swap Rate, expressed as a percentage, as quoted on the Reuters Screen ICESWAP1 Page (or any successor thereto), at approximately 11:00 a.m., New York City time, on the applicable CMS Reference Determination Date.
“2CMS” means the 2-year U.S. Dollar Constant Maturity Swap Rate, expressed as a percentage, as quoted on the Reuters Screen ICESWAP1 Page (or any successor thereto), at approximately 11:00 a.m. New York City time, on the applicable CMS Reference Determination Date.
“30/360 (ISDA)” means the number of days in the Interest Payment Period in respect of which payment is being made divided by 360, calculated on a formula basis as follows, as described in Section 4.16(f) of the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, without regard to any subsequent amendments or supplements:
[360 × (Y2 – Y1)] + [30 × (M2 – M1)] + (D2 –D1)
360
where:
“Y1” is the year, expressed as a number, in which the first day of the Interest Payment Period falls;
“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the Interest Payment Period falls;
“M1” is the calendar month, expressed as a number, in which the first day of the Interest Payment Period falls; “M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the Interest Payment Period falls;
“D1” is the first calendar day, expressed as a number, of the Interest Payment Period, unless such number would be 31, in which case D1 will be 30; and
“D2” is the calendar day, expressed as a number, immediately following the last day included in the Interest Payment Period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30.

The “CMS Reference Determination Date” for each quarterly Interest Reset Date will be the second U.S. Government Securities Business Day prior to the beginning of the applicable quarterly Interest Reset Date. A “U.S. Government Securities Business Day” means any day, other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

If the Calculation Agent determines on a CMS Reference Determination Date that 30CMS or 2CMS, as applicable, has been discontinued, then the Calculation Agent will use a substitute or successor rate for such discontinued rate that it has determined in its sole discretion is most comparable to 30CMS or 2 CMS, as applicable, provided that if the Calculation Agent determines there is an industry-accepted successor rate for such discontinued rate, then the Calculation Agent shall use such successor rate. If the Calculation Agent has determined a substitute or successor rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine the Business Day Convention, the applicable Business Days and the CMS Reference Determination Dates to be used, and any other relevant methodology for calculating such substitute or successor rate, including any adjustment needed to make such substitute or successor rate comparable to 30CMS or 2CMS, as applicable, in a manner that is consistent with any industry-accepted practices for such substitute or successor rate.

Unless the Calculation Agent uses a substitute or successor rate as so provided, if 30CMS or 2CMS, as applicable, cannot be determined in the manner described above, then 30CMS or 2CMS, as applicable, for that CMS Reference Determination Date will be determined by the Calculation Agent, after consulting such sources as it deems comparable to the foregoing display page, or any other source it deems reasonable, in its sole discretion.

Each of 30CMS and 2CMS will be subject to the corrections, if any, published on the Reuters Screen ICESWAP1 Page (or any successor thereto) within one hour of the time that rate was first displayed on such source.

30CMS and 2CMS are based on hypothetical interest rate swaps referencing 3-month USD LIBOR. LIBOR is being modified, see "Risk Factors" on page PS-6 of the pricing supplement.

The Stated Principal Amount of each Note is $1,000. The Issue Price will equal 100% of the Stated Principal Amount per Note until the initial pricing date and, thereafter, will be variable, subject to a maximum price of 100% of the Stated Principal Amount per Note. This price includes costs associated with issuing, selling, structuring and hedging the Notes, which are borne by you, and, consequently, the estimated value of the Notes on the Pricing Date is less than the Issue Price. We estimate that the value of each Note on the Pricing Date is $839.08 per Note.

Valuation of the Notes
Jefferies LLC calculated the estimated value of the Notes set forth on the cover page of this pricing supplement based on its proprietary pricing models at that time. Jefferies LLC’s proprietary pricing models generated an estimated value for the Notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the Notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the Notes (the “derivative component”). In calculating the estimated value of the derivative component, Jefferies LLC estimated future cash flows based on a proprietary derivative-pricing model that is in turn based on various inputs, including the factors described under “Risk Factors—The estimated value of the Notes was determined for us by our affiliate using proprietary pricing models” below. These inputs may be market-observable or may be based on assumptions made by Jefferies LLC in its discretionary judgment. Estimated cash flows on the bond and derivative components were discounted using a discount rate based on our internal funding rate.
The estimated value of the Notes is a function of the terms of the Notes and the inputs to Jefferies LLC’s proprietary pricing models.
Since the estimated value of the Notes is a function of the underlying assumptions and construction of Jefferies LLC’s proprietary derivative-pricing model, modification to this model will impact the estimated value calculation.  Jefferies LLC’s proprietary models are subject to ongoing review and modification, and Jefferies LLC may change them at any time and for a variety of reasons.  In the event of a model change, prior descriptions of the model and computations based on the older model will be superseded, and calculations of estimated value under the new model may differ significantly from those under the older model.  Further, model changes may cause a larger impact on the estimated value of a note with a particular return formula than on a similar note with a different return formula.  For example, to the extent a return formula contains leverage, model changes may cause a larger impact on the estimated value of that note than on a similar note without such leverage.

The relationship between the estimated value on the Pricing Date and the secondary market price of the Notes
The price at which Jefferies LLC purchases the Notes in the secondary market, absent changes in market conditions, including those related to interest rates and the CMS Reference Index, may vary from, and be lower than, the estimated value on the Pricing Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that Jefferies LLC would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions and other factors.
Jefferies LLC may, but is not obligated to, make a market in the Notes and, if it once chooses to make a market, may cease doing so at any time.

HOW THE NOTES WORK

How to calculate the interest payments during the term of the Notes.
The table below presents examples of hypothetical interest that would accrue on the Notes during any quarter. The examples below are for purposes of illustration only. The examples of the hypothetical floating interest rate that would accrue on the Notes are based on both the level of the CMS Reference Index on the applicable CMS Reference Determination Date.

The actual interest payment amounts will depend on the actual level of the CMS Reference Index on each CMS Reference Determination Date. The applicable Interest Rate for each quarterly Interest Payment Period will be determined on a per-annum basis but will apply only to that Interest Payment Period. The table assumes that the Interest Payment Period contains 90 calendar days. The examples below are for purposes of illustration only and would provide different results if different assumptions were made.

CMS Reference Index	Leverage Factor times (CMS Reference Index minus the Spread)*	Hypothetical Quarterly Interest Payment
-0.500%	0.00%	$0.00
-0.375%	0.00%	$0.00
-0.250%	0.00%	$0.00
-0.125%	0.00%	$0.00
0.000%	0.00%	$0.00
0.125%	0.00%	$0.00
0.250%	0.00%	$0.00
0.375%	0.75%	$1.88
0.500%	1.50%	$3.75
0.625%	2.25%	$5.63
0.750%	3.00%	$7.50
0.875%	3.75%	$9.38
1.000%	4.50%	$11.25
1.125%	5.25%	$13.13
1.250%	6.00%	$15.00
1.375%	6.75%	$16.88
1.500%	7.50%	$18.75
1.625%	8.25%	$20.63
1.750%	9.00%	$22.50
1.875%	9.75%	$24.38
2.000%	10.00%	$25.00
2.125%	10.00%	$25.00
2.250%	10.00%	$25.00
2.375%	10.00%	$25.00
2.500%	10.00%	$25.00
*Subject to the minimum interest rate of 0% and maximum interest rate of 10%.

HISTORICAL 30CMS AND 2CMS RATES
30CMS and 2CMS are “constant maturity swap rates” that measure the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of 30 years or 2 years. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating 3-month LIBOR- based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year.

“LIBOR” is the London Interbank Offered Rate and is a common rate of interest used in the swaps industry.

In this pricing supplement, when we refer to 30CMS or 2CMS, we mean the rate as it appears on Reuters page ICESWAP1 (or any successor page) under the heading 30-year index maturity or 2-year index maturity for rates at approximately 11:00 a.m. New York time, on each CMS Reference Determination Date. The rate reported on Reuters page “ICESWAP1” (or any successor page thereto) is calculated by ICE Benchmark Administration Limited based on tradeable quotes for the related interest rate swap of the relevant tenor that is sourced from electronic trading venues. This rate is one of the market-accepted indicators of medium to longer-term interest rates. On the CMS Reference Determination Date, if 30CMS or 2CMS cannot be determined by reference to Reuters Screen ICESWAP1 Page (or any successor page), then the Calculation Agent will determine 30CMS or 2CMS in accordance with the procedures set forth above.
The levels of 30CMS and 2CMS have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of 30CMS or 2CMS during any period shown below is not an indication that 30CMS or 2CMS is more or less likely to increase or decrease at any time during the life of your Notes.

You should not take the historical levels of the 30CMS or 2CMS as an indication of future levels of 30CMS or 2CMS. We cannot give you any assurance that the future levels of 30CMS or 2CMS will result in your receiving a return on your Notes that is greater than the return you would have realized if you invested in a debt security of comparable maturity that bears interest at a prevailing market rate.

In light of current market conditions, the trends reflected in the historical levels of 30CMS or 2CMS may be less likely to be indicative of the levels of 30CMS or 2CMS during the term of the Notes.

Neither we nor any of our affiliates make any representation to you as to the performance of 30CMS or 2CMS during the term of the Notes. The actual levels of 30CMS or 2CMS during the term of the Notes may bear little relation to the historical levels of 30CMS or 2CMS shown below.

The graph below shows the historical difference between 30CMS and 2CMS from January 1, 2001 through August 9, 2021. We obtained the information in the graph below from Bloomberg, without independent verification. The rates displayed in the graph below are for illustrative purposes only.

30CMS-2CMS
4.0000%
3.5000%
3.0000%
2.5000%
2.0000%
1.5000%
1.0000%
0.5000%
0.0000%
-0.5000%
1/1/2001
1/1/2002
1/1/2003
1/1/2004
1/1/2005
1/1/2006
1/1/2007
1/1/2008
1/1/2009
1/1/2010
1/1/2011
1/1/2012
1/1/2013
1/1/2014
1/1/2015
1/1/2016
1/1/2017
1/1/2018
1/1/2019
1/1/2020
1/1/2021
30CMS-2CMS

RISK FACTORS
In addition to the other information contained and incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement including the section entitled “Risk Factors” in our Annual Report, you should consider carefully the following factors before deciding to purchase the Notes.

Structure-related Risks
We may redeem the Notes, in which case you will receive no further interest payments.
We retain the option to redeem the Notes, in whole or in part, on each Optional Redemption Date on at least 5 Business Days’ prior notice. It is more likely that we will redeem the Notes in whole prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on our other instruments of a comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed, in whole or in part, prior to their stated maturity date, you will receive no further interest payments from the Notes redeemed and may have to re-invest the proceeds in a lower rate environment.

The amount of interest payable on the Notes is uncertain and could be zero.
The amount of interest payable on the Notes in any Interest Payment Period will be dependent on whether and the extent to which 30CMS is greater than 2CMS on the related CMS Reference Determination Date. If 30CMS is not greater than 2CMS by a margin greater than the Spread on any CMS Reference Determination Date, the rate of interest payable for the related Interest Payment Period will be 0.00%. As a result, the effective yield on the Notes may be less than what would be payable on conventional, fixed-rate redeemable notes of the issuer of comparable maturity. The interest payments on the Notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

The amount of interest payable on the Notes in any quarter is capped.
The Interest Rate on the Notes for each quarterly Interest Payment Period is capped for that quarter at the Maximum Interest Rate of 10.00% per annum, and, due to the Leverage Factor Spread, you will not get the benefit of any increase in the CMS Reference Index level above a level of approximately 1.917% on any CMS Reference Determination Date. Therefore, the maximum quarterly interest payment you can receive during any Interest Payment Period will be $25.00 for each $1,000 stated principal amount of notes. Accordingly, you could receive less than 10.00% per annum interest for any given full year during the term of the Notes even when the CMS Reference Index level is much greater than approximately 1.917% on the CMS Reference Determination Date for one quarterly Interest Payment Period during that year if the CMS Reference Index level on the CMS Reference Determination Date with respect to any other quarter is below approximately 1.917%.

Valuation- and Market-related Risks
The estimated value of the Notes on the Pricing Date, based on Jefferies LLC proprietary pricing models at that time and our internal funding rate, will be less than the Issue Price.
The difference is attributable to certain costs associated with selling, structuring and hedging the Notes that are included in the Issue Price. These costs include (i) the selling concessions paid in connection with the offering of the Notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the Notes and (iii) the expected profit (which may be more or less than actual profit) to Jefferies LLC or other of our affiliates in connection with hedging our obligations under the Notes. These costs adversely affect the economic terms of the Notes because, if they were lower, the economic terms of the Notes would be more favorable to you. The economic terms of the Notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the Notes. See “The estimated value of the Notes would be lower if it were calculated based on our secondary market rate” below.

The estimated value of the Notes was determined for us by our affiliate using proprietary pricing models.
Jefferies LLC derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models at that time. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the CMS Reference Index and interest rates. Jefferies LLC’s views on these inputs and assumptions may differ from your or others’ views, and as an agent in this offering, Jefferies LLC’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the Notes. Moreover, the estimated value of the Notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the Notes for other purposes, including for accounting purposes. You should not invest in the Notes because of the estimated value of the Notes. Instead, you should be willing to hold the Notes to maturity irrespective of the initial estimated value.

Since the estimated value of the Notes is a function of the underlying assumptions and construction of Jefferies LLC’s proprietary derivative-pricing model, modifications to this model will impact the estimated value calculation. Jefferies LLC’s proprietary models are subject to ongoing review and modification, and Jefferies LLC may change them at any time and for a variety of reasons. In the event of a model change, prior descriptions of the model and computations based on the older model will be superseded, and calculations of estimated value under the new model may differ significantly from those under the older model. Further, model changes may cause a larger impact on the estimated value of a note with a particular return formula than on a similar note with a different return formula. For example, to the extent a return formula contains leverage, model changes may cause a larger impact on the estimated value of that note than on a similar note without such leverage.

The estimated value of the Notes would be lower if it were calculated based on our secondary market rate.
The estimated value of the Notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the Notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that Jefferies LLC will use in determining the value of the Notes for purposes of any purchases of the Notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the Notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the interest that is payable on the Notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, Jefferies LLC determines our secondary market rate based on the market price of traded instruments referencing our debt obligations, but subject to adjustments that Jefferies LLC makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our creditworthiness as adjusted for discretionary factors such as Jefferies LLC’s preferences with respect to purchasing the Notes prior to maturity.

The estimated value of the Notes is not an indication of the price, if any, at which Jefferies LLC or any other person may be willing to buy the Notes from you in the secondary market.
Any such secondary market price will fluctuate over the term of the Notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the Notes than if our internal funding rate were used. In addition, any secondary market price for the Notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the Notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the Notes will be less than the Issue Price.

The price at which the Notes may be resold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.

Some of these factors include, but are not limited to: (i) changes in the level of 30CMS and 2CMS, (ii) volatility of 30CMS and 2CMS, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) time remaining to maturity. Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the Notes will be affected by the other factors described in the preceding sentence. In addition, as indicated above, the proprietary derivative-pricing model we employ to value the Notes may change, which could have a significant impact on valuation of the Notes. Each of these factors can lead to significant adverse changes in the market price of securities like the Notes.

We may sell an additional aggregate face amount of the Notes at a different issue price.
At our sole option, we may decide to sell additional aggregate face amounts of the Notes subsequently to the date of this pricing supplement. The issue price of the Notes in the subsequent sale may differ substantially (higher or lower) from the Issue Price you paid. There is no stated limit on of the additional face amounts of the Notes we may sell.

Conflict-related Risks
Our trading and hedging activities may create conflicts of interest with you.
We or one or more of our affiliates, including Jefferies LLC, may engage in trading activities related to the Notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest as a holder of the Notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our customers, and in accounts under our management.
Underlying-related Risks
The historical levels of 30CMS and 2CMS are not an indication of the future levels of 30CMS and 2CMS.
In the past, the level of 30CMS and 2CMS have experienced significant fluctuations. You should note that historical levels, fluctuations and trends of 30CMS and 2CMS are not necessarily indicative of future levels. Changes in the levels of 30CMS and 2CMS will affect the trading price of the Notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that the CMS Reference Index level will be positive on any CMS Reference Determination Date. Furthermore, the historical performance of the CMS Reference Index does not reflect the return the Notes would have had because they do not take into account each other’s performance, the Leverage Factor, the Spread or the Maximum Interest Rate.

You must rely on your own evaluation of the merits of an investment linked to 30CMS and 2CMS.
In the ordinary course of their businesses, we or our affiliates may have expressed views on expected movements in 30CMS and 2CMS and related interest rates, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to 30CMS and 2CMS may at any time have views that are significantly different from ours or those of our affiliates. For these reasons, you should consult information about 30CMS and 2CMS and related interest rates from multiple sources, and you should not rely on the views expressed by us or our affiliates.

Neither the offering of the Notes nor any views which we or our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the Notes.

Regulatory investigations regarding possible manipulation of ISDAFIX may adversely affect your Notes.
Certain U.S. and non-U.S. regulators are investigating possible manipulation of ISDAFIX. If such manipulation occurred, it may have resulted in 30CMS or 2CMS being artificially lower (or higher) than it would otherwise have been. Any changes or reforms affecting the determination or supervision of ISDAFIX in light of these investigations could result in a sudden or prolonged decrease in reported ISDAFIX, which may have an adverse impact on the trading market for ISDAFIX-benchmarked securities, such as your Notes, the market value of your Notes and the payments on your Notes.

30CMS and 2CMS Rates and the manner in which they are calculated may change in the future.
There can be no assurance that the method by which 30CMS and 2CMS rates are calculated will continue in its current form. Any changes in the method of calculation could reduce 30CMS or 2CMS and thus have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market.

The 30CMS and 2CMS are based on hypothetical interest rate swaps, each referencing 3-month U.S. dollar LIBOR; uncertainty and changes with respect to LIBOR may adversely affect the 30CMS and 2CMS, the CMS Reference Index and the value of your Notes. Each of the 30CMS and the 2CMS represents the fixed rate of interest payable on a hypothetical interest rate swap with a floating leg based on 3-month U.S. dollar LIBOR. On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. On March 5, 2021, the FCA announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative: (a) immediately after December 31, 2021, in the case of the 1-week and 2-month US dollar settings; and (b) immediately after June 30, 2023, in the case of the remaining US dollar settings. Based on undertakings received from the panel banks, the FCA does not expect that any LIBOR settings will become unrepresentative before the relevant dates noted in the prior sentence.

Representative LIBOR rates will not, however, be available beyond these dates and publication of most of the LIBOR settings will cease immediately after these dates. We cannot predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. It is impossible to predict the effect of any accepted alternative to LIBOR on the value of 3-month U.S. dollar LIBOR, and the value of, and the method of calculating, either the 30CMS or the 2CMS. Uncertainty as to the nature of alternative reference rates to LIBOR and as to potential changes or other reforms to LIBOR may adversely affect 3-month U.S. dollar LIBOR rates, the 30CMS and 2CMS and the CMS Reference Index during the term of the Notes, which may adversely affect the value of the Notes.

In the event that a published 3-month U.S. dollar LIBOR rate is unavailable after 2023, it is possible that the 30CMS and 2CMS would also be unpublished, and in such case an alternative determination method, as set forth under “The Notes” above, will be used to determine the CMS Reference Index.

30CMS or 2CMS may be permanently discontinued during the term of the Notes or may not be published on a CMS Reference Determination Date; in each case, 30CMS or 2CMS, as applicable, will be determined by the Calculation Agent in its sole discretion.

If 30CMS or 2CMS, as applicable, is discontinued during the term of the Notes, then the Calculation Agent will use a substitute or successor rate for such discontinued rate that it has determined in its sole discretion is most comparable to 30CMS or 2CMS, as applicable (provided that if the Calculation Agent determines there is an industry-accepted successor rate for such discontinued rate, then the Calculation Agent shall use such successor rate.) Even if 30CMS or 2CMS is not discontinued, it is possible that either rate may not be available on a CMS Reference Determination Date because such rate is not published by the Intercontinental Exchange (ICE). Non-publication by ICE of the applicable CMS rate could occur for a number of reasons, such as a lack of available market data and an inability to use available market data to estimate rates for index maturities that are not available, or for other reasons. If 30CMS or 2CMS, as applicable, cannot be determined using Reuters Screen ICESWAP1 Page (or any successor thereto) due to the non-publication of such rate on a CMS Reference Determination Date, 30CMS or 2CMS, as applicable, will be determined by the Calculation Agent in its sole discretion. Recently, the frequency at which no CMS rate was published for any index maturity has been increasing and the frequency of non-publication may continue to increase. Therefore, the likelihood that the calculation agent will determine the applicable CMS rate on a CMS Reference Determination Date in its sole discretion may increase as well.

It is impossible to predict the impact that the use of a successor rate or the determination of 30CMS or 2CMS, as applicable, by the Calculation Agent in its sole discretion will have on the market value of the Notes or with respect to payment on the Notes. To the extent 30CMS or 2CMS, as applicable, is determined using one of the alternative methods discussed above, the value of and return on the Notes may be lower than they would have been had such discontinuance or unavailability of 30CMS or 2CMS, as applicable, not occurred.

Tax-related Risks
The Tax Treatment of Your Notes is Uncertain. However, It Would be Reasonable To Treat Your Notes as Variable Rate Debt Instruments for U.S. Federal Income Tax Purposes
The tax treatment of your Notes is uncertain.  However, it would be reasonable to treat your Notes as variable rate debt instruments for U.S. federal income tax purposes and the issuer intends to so treat the Notes.  Under those rules, you generally will be required to account for interest payments on the Notes in the manner described under “Material United States Federal Income Tax Consequences” below.  If you are a secondary purchaser of the Notes, the tax consequences to you may be different.  Please see “Material United States Federal Income Tax Consequences” below for a more detailed discussion.  Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your Notes in your particular circumstances.

HEDGING
In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with one or more of our affiliates. The terms of these hedging arrangements are determined based upon terms provided by our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of 30CMS and 2CMS, the tenor of the Notes and the hedging arrangements. The economic terms of the Notes depend in part on the terms of these hedging arrangements.
The hedging arrangements may include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than this amount.
For further information, see “Risk Factors” beginning on page PS-6 of this pricing supplement.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement.

The following section is the opinion of Sidley Austin llp.  In addition, it is the opinion of Sidley Austin llp that the characterization of the Notes for U.S. federal income tax purposes that will be required under the terms of the Notes, as discussed below, is a reasonable interpretation of current law.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:
•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
•	a bank;
•	a life insurance company;
•	a regulated investment company;
•	an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;
•	a common trust fund;
•	a tax exempt organization;
•	a partnership;
•	a person that owns a note as a hedge or that is hedged against interest rate risks;
•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or
•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders
This section applies to you only if you are a United States holder that holds your Notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:
•	a citizen or resident of the United States;
•	a domestic corporation;
•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•
a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Tax Treatment
The tax treatment of your Notes is uncertain.  The tax treatment of your Notes will depend upon whether the Notes are properly treated as variable rate debt instruments or contingent payment debt instruments.  This in turn depends, in part, upon whether it is reasonably expected that the return on the Notes during the first half of the Notes’ term will be significantly greater or less than the return on the Notes during the second half of the Notes’ term. Based on our numerical analysis, we intend to take the position that it is not reasonably expected that the return on the Notes during the first half of the Notes’ term will be significantly greater or less than the return on the Notes during the second half of the Notes’ term. We accordingly will treat your Notes as variable rate debt instruments for U.S. federal income tax purposes.  Except as otherwise noted below under “Alternative Treatments,” the discussion below assumes that the Notes will be treated as variable debt instruments for tax purposes.  Under this characterization, you should include the interest payments on the Notes in ordinary income at the time you receive or accrue such payments, depending on your regular method of accounting for tax purposes.
Our determination that it is not reasonably expected that the return on your Notes during the first half of the Notes’ term will be significantly greater or less than the return on your Notes during the second half of the Notes’ term is made solely for U.S. federal income tax purposes, and is not a prediction or guarantee as to whether the return on the Notes during the first half of the Notes’ term will or will not be significantly greater or less than the return on the Notes during the second half of the Notes’ term.
You will generally recognize gain or loss upon the sale, exchange, redemption or maturity of your Notes in an amount equal to the difference, if any, between the amount of cash you receive at such time (other than amounts representing accrued and unpaid interest, which will be taxable as such) and your adjusted basis in your Notes.  See the discussion under “United States Federal Taxation — U.S. Holders — Sale, Exchange or Retirement of the Notes” in the accompanying prospectus supplement for more information.
If you purchase the Notes at a discount to the principal amount of the Notes, you may be subject to the rules governing market discount as described under “United States Federal Taxation — U.S. Holders — Debt Securities — Market Discount” in the accompanying prospectus. If you purchase the Notes at a premium to the principal amount of the Notes, you will be subject to the rules governing premium as described under “United States Federal Taxation — U.S. Holders — Amortizable Bond Premium” in the accompanying prospectus supplement.
Alternative Treatments
If it is determined that it is reasonably expected that the return on the Notes during the first half of the Notes’ term will be significantly greater or less than the return on the Notes during the second half of the Notes’ term, the Notes should be treated as a debt instrument subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. If the Notes are so treated, you would be required to accrue interest income over the term of your Notes based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your Notes. In addition, you would be required to construct a projected payment schedule for the Notes and you would make a “positive adjustment” to the extent of any excess of an actual payment over the corresponding projected payment under the Notes, and you would make a “negative adjustment” to the extent of the excess of any projected payment over the corresponding actual payment under the Notes. You would recognize gain or loss upon the sale, exchange, redemption or maturity of your Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted tax basis in your Notes. Any gain you recognize upon the sale, exchange, redemption or maturity of your Notes would be treated as ordinary income and any loss recognized by you at such time would be treated as ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your Notes, and, thereafter, as capital loss.

It is also possible that the Internal Revenue Service could determine that the Notes should be subject to special rules for Notes that provide for alternative payment schedules if one of such schedules is significantly more likely than not to occur.  If your Notes are subject to those rules, you would generally be required to include the stated interest on your Notes in income as it accrues even if you are otherwise subject to the cash basis method of accounting for tax purposes.
You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.
Non-U.S. Holders
If you are a Non-U.S. Holder, please see the discussion under “United States Federal Taxation — Non-U.S. Holders” in the accompanying prospectus supplement for a description of the tax consequences relevant to you.  You are a Non-U.S. Holder if you are the beneficial owner of the Notes and are, for U.S. federal income tax purposes:
•	a nonresident alien individual;
•	a foreign corporation; or
•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the Notes.
The term “Non-U.S. Holder” does not include any of the following holders:

•
a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

•	certain former citizens or residents of the United States; or

•	a holder for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.

Foreign Account Tax Compliance Act

Legislation commonly referred to as “FATCA” generally imposes a gross-basis withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify or supplement these requirements. This legislation generally applies to certain financial instruments that are treated as paying U.S.-source interest or other U.S.-source “fixed or determinable annual or periodical” (“FDAP”) income. Current provisions of the Code and Treasury regulations that govern FATCA treat gross proceeds from a sale or other disposition of obligations that can produce U.S.-source interest or FDAP income as subject to FATCA withholding. However, under recently proposed Treasury regulations, such gross proceeds would not be subject to FATCA withholding. In its preamble to such proposed regulations, the Treasury Department and the IRS have stated that taxpayers may generally rely on the proposed Treasury regulations until final Treasury regulations are issued. We will not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and Non-U.S. Holders should consult their tax advisors regarding the potential application of FATCA to the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION
Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc., will act as our Agent in connection with the offering of the Notes. Subject to the terms and conditions contained in a distribution agreement between us and Jefferies LLC, the Agent has agreed to use its reasonable efforts to solicit purchases of the Notes. We have the right to accept offers to purchase Notes and may reject any proposed purchase of the Notes. The Agent may also reject any offer to purchase Notes. We or Jefferies LLC will pay various discounts and commissions to dealers of $30 per Note depending on market conditions.
We may also sell Notes to the Agent who will purchase the Notes as principal for its own account. In that case, the Agent will purchase the Notes at a price equal to the issue price specified on the cover page of this pricing supplement, less a discount. The discount will equal the applicable commission on an agency sale of the Notes.
The Agent may resell any Notes it purchases as principal to other brokers or dealers at a discount, which may include all or part of the discount the Agent received from us. If all the Notes are not sold at the initial offering price, the Agent may change the offering price and the other selling terms.
The Agent will sell any unsold allotment pursuant to this pricing supplement from time to time in one or more transactions in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of time of sale, prices relating to the prevailing market prices or negotiated prices.
We may also sell Notes directly to investors. We will not pay commissions on Notes we sell directly.
The Agent, whether acting as agent or principal, may be deemed to be an “underwriter” within the meaning of the Securities Act. We have agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act.
If the Agent sells Notes to dealers who resell to investors and the Agent pays the dealers all or part of the discount or commission it receives from us, those dealers may also be deemed to be “underwriters” within the meaning of the Securities Act.
The Agent is offering the Notes, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the Notes, and other conditions contained in the distribution agreement, such as the receipt by the Agent of officers’ certificates and legal opinions. The Agent reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
The Agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. See “Conflict of Interest” below.
The Agent is not acting as your fiduciary or advisor solely as a result of the offering of the Notes, and you should not rely upon any communication from the Agent in connection with the Notes as investment advice or a recommendation to purchase the Notes. You should make your own investment decision regarding the Notes after consulting with your legal, tax, and other advisors.
We expect to deliver the Notes against payment therefor in New York, New York on August 31, 2021, which will be the second scheduled business day following the initial pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than two business days from a pricing date, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.
The Notes will be offered at a price equal to 100% of the Stated Principal Amount per Note until the initial pricing date. Thereafter, the Notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices, subject to a maximum price of 100% of the Stated Principal Amount per Note.
Jefferies LLC and any of our other broker-dealer affiliates may use this pricing supplement, the prospectus and the prospectus supplements for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

None of this pricing supplement or the accompanying product supplement, prospectus or the prospectus supplement is a prospectus for the purposes of the Prospectus Directive (as defined below).

Prohibition of Sales to EEA and United Kingdom Retail Investors—The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

This pricing supplement, the accompanying prospectus and the prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the EEA or in the United Kingdom will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Member State of Notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus and the prospectus supplement may only do so with respect to Qualified Investors. Neither the issuers nor the Agent have authorized, nor do they authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

CONFLICT OF INTEREST
Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the Notes. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interests and will be conducted in accordance with the requirements of Rule 5121. Jefferies LLC will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written specific approval of the customer.

LEGAL MATTERS
In the opinion of Sidley Austin LLP, as counsel to the issuers, when the Notes offered by this pricing supplement have been executed and issued by the issuers and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of the issuers, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated February 1, 2019, which has been filed as Exhibit 5.2 to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on February 1, 2019.

EXPERTS
The consolidated financial statements, and the related financial statement schedules, of Jefferies Group LLC and subsidiaries incorporated herein by reference to the Annual Report on Form 10-K, and the effectiveness of Jefferies Group LLC and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$1,089,000

Jefferies Group LLC

Senior Callable Floating Rate Notes due August 31, 2041 Based on the Leveraged Difference Between
USD 30CMS and 2CMS Rates

PRICING SUPPLEMENT

August 27, 2021